Exhibit 99.2

January 12, 2011

BY ELECTRONIC MAIL AND OVERNIGHT COURIER

James C. Dyer, IV
Blueknight Energy Partners G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX  77002
jcd@vitol.com

Dear Mr. Dyer:

Funds managed by Solus Alternative Asset Management LP (“Solus”) collectively own 1,570,000 Limited Partnership Units of Blueknight Energy Partners, L.P. (the “Partnership”), representing approximately 7.2% of the outstanding common units of the Partnership.

We have reviewed the Global Transaction Agreement which Blueknight Energy Partners G.P., L.L.C., the general partner of the Partnership (the “General Partner”), executed on behalf of the Partnership on October 25, 2010 with affiliates of the General Partner’s controlling persons, Vitol, Inc. and Charlesbank Capital Partners.  We have also reviewed the Schedule 13Ds filed by other Blueknight investors, along with the related correspondence between the investors and the General Partner.

Solus also has serious objections to the transactions outlined in the Global Transaction Agreement. Solus believes that the General Partner has acted improperly with regard to the terms of the Phase I Transactions, which the General Partner has unilaterally executed on behalf of the Partnership, and with regard to the terms of the Phase II Transactions, for which you intend to solicit the approval of the common unitholders.

We ask that you reconsider the Global Transaction Agreement, an option which the General Partner and its Conflicts Committee specifically retained.  Accordingly, we would like to meet with the General Partner to discuss our concerns at your earliest convenience.  We are willing to participate in a constructive dialogue with the General Partner and, if you so choose, other Partnership investors, with the view of obtaining an equitable resolution of the concerns raised by Solus and other limited partners.

We fully reserve our rights outlined in our 13D filing.

Very truly yours,

/s/ Christopher Pucillo
Christopher Pucillo
President & Chief Investment Officer,
Solus Alternative Asset Management LP